UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

This report includes certain financial information as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025 and other recent developments for BBB Foods Inc. (the "Company").

The information in this report on Form 6-K supplements information contained in the Company's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on April 2, 2026.

TABLE OF CONTENTS

Exhibit Number	Exhibit Title

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2026 and December 31, 2025 and for the Three-Month Periods Ended March 31, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2026 and for the Three-Month Periods Ended March 31, 2026 and 2025
99.3	Recent Developments

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer